SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of April 2006

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

Marsulex Press Release date April 27, 2006

MARSULEX REPORTS RESULTS FOR FIRST QUARTER 2006

TORONTO, Canada, April 27, 2006 -- Marsulex Inc. (TSX: MLX) today announced results for the three months ended March 31, 2006. Revenue for the quarter was $46.9 million compared with $34.8 million in 2005, an increase of 34.8%, and gross profit was $17.2 million compared with $13.3 million in 2005, an increase of 29.3%. The higher gross profit reflected the Stablex acquisition in August 2005 as well as improved results from each of the company’s three operating groups. Earnings before income taxes for the first three months of 2006 were $1.0 million compared with $1.6 million in 2005 reflecting the improved operating results offset by higher depreciation and amortization related to the Stablex acquisition.  Net earnings for the quarter were $0.7 million ($0.02 per share basic) compared to net earnings of $1.1 million for the previous year ($0.03 per share basic).

Marsulex President and Chief Executive Officer, Mr. Laurie Tugman, said, “We were pleased with our first quarter’s operating results which represented strong performances from all of our operating groups and included the contribution of Stablex in the Industrial Services Group.” Mr. Tugman said Marsulex anticipates further growth during 2006 following the recent acquisition of the petcoke cutting and handling business and the completion of the Montreal expansion that is expected mid-2006.

Industrial Services Group produced gross profit of $9.8 million for the first quarter of 2006 compared with $6.8 million for the same period last year, primarily reflecting the contribution of Stablex. Recovery of higher energy costs through contractual pass-throughs to customers contributed to improved results from the spent acid regeneration business, offset partly by increased operating costs at Fort McMurray as the facility nears start-up, and by the negative impact of foreign exchange.

Western Markets Group reported gross profit of $6.0 million for the first quarter of 2006, compared with $5.5 million for the same period last year, reflecting increased sales of sulphur-enhanced products.

Gross profit for the Power Generation Group for the period was $1.4 million compared with $1.0 million for the same period last year, reflecting fees earned from licensees and the projects in China.

Marsulex, which is based in Toronto, Ontario, is a leading provider of industrial services, including environmental compliance solutions for air quality control and industrial hazardous waste streams, and a producer and marketer of sulphur-based industrial and water treatment chemicals. The Company’s services and products are provided to a broad base of customers in a wide range of industries. Website: www.marsulex.com.

A conference call with analysts and portfolio managers to review the first quarter 2006 results will be webcast live on www.marsulex.com and www.newswire.ca on Friday, April 28, 2006 at 10:00 a.m. Eastern Daylight Time.

This news release may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including the impact of acquisitions, risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, the Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property.

Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in the Company’s filings with the securities regulatory authorities, which are available at www. sedar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

# # # #

For further information:

Laurie Tugman

or

Edward R. (Ted) Irwin
President and CEO

Chief Financial Officer

Tel: (416) 496-4178

Tel: (416) 496-4164

MARSULEX INC.

Consolidated Balance Sheets

(In thousands of dollars)

	March 31, 2006 (unaudited)	December 31, 2005

Assets

Current assets:
Cash and cash equivalents	$ 13,310	$ 12,749
Cash held in trust	10,343	10,268
Accounts receivable	26,054	27,924
Inventories	1,538	2,419
Future tax asset	544	544
Prepaid expenses and other assets	3,029	4,056
	54,818	57,960

Property, plant and equipment	213,211	206,314
Deferred charges and other assets, net of amortization	5,112	5,213
Intangible assets	28,214	29,483
Goodwill	75,471	75,430
	$ 376,826	$ 374,400

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$ 12,088	$ 16,921
Accrued liabilities	21,506	21,346
Income taxes payable	1,361	1,077
Interest payable	1,905	198
Current portion of deferred revenue	2,358	1,868
Current portion of long-term debt	1,671	1,641
	40,889	43,051

Long-term debt	176,789	177,126
Deferred revenue	9,026	5,814
Employee future benefits	2,137	2,186
Other liabilities	9,822	9,795
Future tax liability	29,597	29,537

Shareholders’ equity:
Capital stock (note 3)	60,977	60,093
Retained earnings	45,275	44,611
Foreign currency translation adjustment	2,314	2,187
	108,566	106,891
	$ 376,826	$ 374,400

Subsequent event note 5

MARSULEX INC.

Consolidated Statements of Operations (unaudited)

(In thousands of dollars, except per share amounts)

	Three months ended March 31,
	2006	2005

Revenue	$ 46,868	$ 34,820
Cost of sales and services	29,689	21,495
Gross profit	17,179	13,325

Selling, general, administrative and other costs	6,966	4,198
Depreciation	5,367	5,125
Amortization of deferred charges and intangible assets	1,774	173
Unusual items	--	16
Foreign exchange (gain) loss on monetary items	(212)	28
Foreign exchange loss on long-term debt	18	--
Interest expense	3,510	2,531
Interest capitalized	(1,087)	(138)
Interest income	(171)	(227)
Earnings before income taxes	1,014	1,619

Income taxes:
Current	291	326
Future	59	209
	350	535
Net earnings	$ 664	$ 1,084

Earnings per share:
Basic	$ 0.02	$ 0.03
Diluted	$ 0.02	$ 0.03

Consolidated Statements of Retained Earnings (unaudited)

(In thousands of dollars)

	Three months ended March 31,
	2006	2005

Retained earnings, beginning of year:	$ 44,611	$ 43,190

Net earnings	664	1,084
Retained earnings, end of period	$ 45,275	$ 44,274

MARSULEX INC.

Consolidated Statements of Cash Flows (unaudited)

(In thousands of dollars)

	Three months ended March 31,
	2006	2005

Cash provided by (used in):
Operating activities:
Net earnings	$ 664	$ 1,084
Items not affecting cash:
Depreciation	5,367	5,125
Non-cash unusual items	--	16
Amortization of deferred charges and intangible assets	1,774	173
Foreign exchange loss on long-term debt	18	--
Future income taxes	59	209
Accretion of asset retirement obligations	20	28
Other non-cash items	6	71

Decrease (increase) in non-cash operating working capital	5,410	(5,024)
Cash provided by operating activities	13,318	1,682

Financing activities:
Repayment of long-term debt	(399)	(371)
Issuance of common stock (note 3)	884	762
	485	391

Investing activities:
Proceeds on disposal of property, plant and equipment	--	2
Additions to property, plant and equipment	(12,765)	(8,336)
Increase in deferred charges	(145)	(273)
Deferred acquisition costs	(268)	--
Increase (decrease) in cash held in trust	(75)	2,794
	(13,253)	(5,813)

Foreign exchange gain (loss) on cash held in foreign currency	11	(18)

Increase (decrease) in cash and cash equivalents	561	(3,758)

Cash and cash equivalents – beginning of period	12,749	30,922

Cash and cash equivalents – end of period	$ 13,310	$27,164

Supplemental cash flow information:
Interest paid	$ 1,855	$ 728
Income taxes paid, net of refunds	95	8

MARSULEX INC.

Notes to Consolidated Financial Statements (unaudited)

1.

Basis of presentation:

The unaudited consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. These unaudited consolidated financial statements do not include all of the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company’s 2005 Annual Report.

2.

Revenue Recognition:

The revenue generated by the Company may be affected by the seasonal variation of its customers’ activities, generally peaking during the summer.

3.

Capital stock:

During the first quarter of 2006, the Company issued 190,000 common shares for cash proceeds of $883,500 upon the exercise of stock options.

4.

Pensions and Other Post-Retirement Benefits:

Components of Net Periodic Benefit Cost for Defined Benefit Plans

	Three months ended March 31,
	Pension Benefits		Other Benefits
(In thousand of dollars)	2006	2005	2006	2005
Service cost	$ 190	$ 93	$ 6	$ 5
Interest cost	201	124	10	8
Expected return on plan assets	(210)	(96)	--	--
Amortization of transition obligations (assets)	(16)	(16)	2	2
Amortization of actuarial and investment (gain) loss	5	(19)	3	1
Post retirement benefits expense	$ 170	$ 86	$ 21	$ 16

5.

Subsequent event:

On April 13, 2006 the Company completed the acquisition of Oxbow Industrial Services, LLC, a leading provider of in-refinery petroleum coke (“petcoke”) cutting and bulk handling services to major oil refineries in the U.S. Gulf Coast and West Coast and Venezuela, from Oxbow Carbon & Minerals LLC.

The purchase price of the acquisition was US$27 million, or approximately $32 million Canadian, excluding transaction costs, and was funded substantially with additional advances under the Company’s existing credit facility: $10 million from the remaining Term Loan and $21.5 million from an incremental facility. The incremental facility has similar terms and conditions as the existing credit facility.

6.

Business segments:

The Company's activities are divided into four reportable segments.  The three operating segments are: Industrial Services, Western Markets, and Power Generation. The fourth non-operating segment is Corporate Support, which provides centralized services, such as finance, information systems, human resources and risk management to the operating segments.

Industrial Services provides services, including environmental compliance solutions, to oil refiners and other industrial customers, primarily in the U.S. and Canada. Services include the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline; the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process; the recovery of sulphur dioxide to ensure air quality compliance; and the safe handling, treatment, and disposal of industrial hazardous waste streams.

Western Markets produces and provides sulphur-enhanced chemicals to industrial customers and supplies alum, a water treatment chemical used by municipalities and other industrial companies, for water and wastewater treatment. The primary market for these and other chemicals is Western Canada.

Power Generation provides environmental systems and services for air quality compliance, primarily to electric utilities, and also to petrochemical and general industrial customers worldwide.

MARSULEX INC.

Notes to Consolidated Financial Statements (unaudited)

6.

Business segments (continued):

Schedule of business segments

For the three months ended March 31	Industrial Services		Western Markets		Power Generation		Corporate Support		Total
(In thousands of dollars)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Revenue from external customers	$ 27,748	$ 18,387	$ 14,675	$ 13,890	$ 4,445	$ 2,543	$ --	$ --	$ 46,868	$ 34,820
Gross profit	$ 9,733	$ 6,770	$ 6,028	$ 5,533	$ 1,418	$ 1,022	$ --	$ --	$ 17,179	$ 13,325
SGA, including foreign exchange gains (losses)	2,200	463	465	487	1,104	862	3,003	2,414	6,772	4,226
Unusual items	--	--	--	--	--	--	--	16	--	16
Earnings (loss) before the undernoted	$ 7,533	$ 6,307	$ 5,563	$ 5,046	$ 314	$ 160	$ (3,003)	$ (2,430)	$ 10,407	$ 9,083
Depreciation	4,704	4,304	588	587	23	186	52	48	5,367	5,125
Amortization of deferred charges and intangible assets	1,269	--	--	--	--	--	505	173	1,774	173
Interest expense	--	--	--	--	--	--	3,510	2,531	3,510	2,531
Interest capitalized	--	--	--	--	--	--	(1,087)	(138)	(1,087)	(138)
Interest income	--	--	--	--	--	--	(171)	(227)	(171)	(227)
Earnings (loss) before income taxes	$ 1,560	$ 2,003	$ 4,975	$ 4,459	$ 291	$ (26)	$ (5,812)	$ (4,817)	$ 1,014	$ 1,619
Total assets before goodwill and intangible assets [1]	$213,161	$208,931	$ 30,340	$ 30,275	$ 1,838	$ 3,061	$ 27,802	$ 27,220	$ 273,141	$ 269,487
Goodwill and intangible assets, net of accumulated amortization [1]	93,125	94,595	4,704	4,468	5,856	5,850	--	--	103,685	104,913
Total assets [1]	$306,286	$303,526	$ 35,044	$ 34,743	$ 7,694	$ 8,911	$ 27,802	$ 27,220	$ 376,826	$ 374,400
Capital expenditures	$ 12,718	$ 8,256	$ 42	$ 59	$ --	$ --	$ 5	21	$ 12,765	$ 8,336

1. 2005 assets are at December 31st.

Management’s Discussion and Analysis

The following commentary provides additional analysis of Marsulex’s operations and financial position for the three months ended March 31, 2006 and includes material information available to April 26, 2006. It is supplementary information and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes and with the consolidated financial statements and corresponding notes included in the annual report of December 31, 2005.

OVERVIEW OF FIRST QUARTER 2006

♦

Revenue for the first quarter of 2006 was $46.9 million compared to $34.8 million for the same period in 2005, an increase of 34.8%.

♦

Gross profit for the first quarter of 2006 was $17.2 million compared to $13.3 million for the same period in 2005, reflecting the strong performances from all of the Company’s operating groups and included the contribution of Stablex in the Industrial Services Group.

♦

Earnings before income taxes in the first quarter of 2006 were $1.0 million. This compares with $1.6 million in the first quarter of 2005 and reflects the improved operating results offset by the higher depreciation and amortization relating to the acquisition of Stablex.

♦

Net earnings for the first quarter of 2006 were $0.7 million compared to $1.1 million for the same period in 2005.

♦

Industrial Services Group gross profit of $9.7 million reflected the contribution of Stablex for the quarter and the recovery, through contractual pass-throughs, of higher energy costs for the spent acid regeneration business.

♦

Western Markets posted a strong quarter as a result of increased sales of sulphur-enhanced products.

♦

The Power Generation Group posted improved results over last year reflecting the timing of projects. The group also won three projects during the quarter.

♦

On April 13, 2006 the Company completed the acquisition of Oxbow Industrial Services, LLC, a leading provider of in-refinery petroleum coke (“petcoke”) cutting and bulk handling services to major oil refineries in the U.S. Gulf Coast and West Coast and Venezuela, from Oxbow Carbon & Minerals LLC.  The petroleum coke services business now operates under the Marsulex name.  The purchase price of the acquisition was US$27 million, or approximately $32 million Canadian, excluding transaction costs, and was funded substantially with additional advances from the Company’s existing credit facility.

Revenue

The Company provides industrial services, including the processing, removal, treatment and disposal of inorganic hazardous waste; the distribution and sale of the by-products resulting from compliance services; and production and sale of industrial and water treatment chemicals to customers in western Canada.

Consolidated revenue for the three months ended March 31, 2006 was $46.9 million, up $12.1 million or 34.8%, from $34.8 million for the same period in 2005. The increase was due largely to revenue contributed by Stablex that was purchased in August of 2005.

Industrial Services provides services, including environmental compliance solutions, to oil refiners and other industrial customers, primarily in the U.S. and Canada. Services include the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline; the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process; the recovery of sulphur dioxide to ensure air quality compliance; and the safe handling, treatment, and disposal of industrial hazardous waste streams.

The Industrial Services Group provides the following types of industrial services:

♦

Regeneration of spent acid at the Toledo facility;

♦

Acid gas processing at the Montreal facility;

♦

Conversion of molten sulphur into prilled sulphur at the Company’s west coast prilling operations in the U.S.;

♦

By-product processing and marketing at the new Fort McMurray facility once Syncrude’s overall UE-1 project is completed; and,

♦

Treatment and disposal of inorganic hazardous waste at the Stablex facility.

The volumes processed by the Group may be affected by the seasonal variation of its customers’ activities, generally peaking during the summer. For example, although the volumes processed for the Group’s refinery customers may be affected by the market demand and seasonal variations of the refineries’ products, generally peaking during the summer driving season, the revenues from these customers are largely stable year over year and are somewhat insulated through contractual minimum volume requirements. The Stablex operations are also affected by seasonality as the industrial waste streams processed include site remediation projects where activity generally peaks through the summer months and slows, as the waste materials freeze, in the winter months.

Revenue for the Group was $27.7 million in the first quarter of 2006 compared to $18.4 million for the same period in 2005, an increase of 50.5% and was largely the result of the Stablex contribution for the quarter of $7.7 million. The revenue for the quarter also reflects the recovery, through contractual pass-throughs, of higher energy costs by the spent acid regeneration business partially offset by the impact of foreign exchange of $0.7 million.

Western Markets produces and provides sulphur-enhanced chemicals to industrial customers and supplies alum, a water treatment chemical used by municipalities and other industrial companies, for water and wastewater treatment. The primary market for these and other chemicals is western Canada.

Western Markets earns revenue by providing sulphur-enhanced chemicals to the pulp and paper industry as well as water treatment chemicals used by municipalities throughout Alberta and Saskatchewan for water and wastewater treatment. The Group’s product range includes sulphuric acid, liquid sulphur dioxide, aluminum sulphate ("alum"), sodium bisulphite, aqua ammonia, carbon disulphide, hydrogen sulphide and sulphur. The demand for the Group’s products may experience seasonal fluctuations. For example, the demand from the Group’s municipal customers for water treatment chemicals peaks during the spring "run off" and summer seasons.

Revenue for Western Markets in the first quarter of 2006 was $14.7 million, up $0.8 million from revenue of $13.9 million for the same period in 2005 reflecting strong sales in the quarter of sulphur-enhanced products.

Power Generation provides environmental systems and services for air quality compliance, primarily to electric utilities, and also to petrochemical and general industrial customers worldwide.

The activities associated with Power Generation include the design of pollution control equipment, engineering and project management services, and the licensing of technology.

Revenue for Power Generation was $4.4 million in the first quarter of 2006, up $1.9 million or 76% from $2.5 million for the same period in 2005, primarily reflecting the timing of activities relating to projects.

Gross Profit

For the three months ended March 31, 2006, gross profit was $17.2 million, or 36.7% of revenue, compared to gross profit for the same period in 2005 of $13.3 million or 38.3% of revenue. The increase in gross profit reflects the contribution of Stablex in the quarter as well as the improved performance from the rest of the operations.

Industrial Services’ gross profit for the first quarter of 2006 was $9.7 million compared to $6.8 million for the same period in 2005, a 42.6% increase and largely reflecting the $2.4 million contribution from Stablex. It also reflects an increase from the spent acid regeneration facility resulting from the recovery of higher energy costs partially offset by the increase in costs at Fort McMurray of $0.3 million as the facility nears start-up and the negative impact of foreign exchange of $0.2 million.

Western Markets’ gross profit in the first quarter of 2006 was $6.0 million compared to $5.5 million for the same period of 2005, an increase of $0.5 million, largely reflecting sales of sulphur-enhanced products.

Gross profit for Power Generation for the first quarter of 2006 was $1.4 million compared to $1.0 million for the same period of 2005, a $0.4 million increase, largely the timing and activities relating to the projects in China.

Selling, General, Administrative and Other Costs (SGA)

In the first quarter of 2006, SGA costs were $7.0 million compared to $4.2 for the same period of 2005. This reflects $1.6 million in SGA relating to the 2005 acquisition of Stablex, increased costs in Power Generation, higher legal costs, and increased costs of the long-term incentive plan. The Company’s common stock price increased to $8.56 at March 31, 2006 from $7.90 at December 31, 2005 and resulted in an approximate $0.4 million increase in the cost of the long-term incentive plan.

Foreign Exchange Gains and Losses

The Company has U.S.-based operations and reports in Canadian dollars and therefore is exposed to foreign exchange fluctuations in the following three areas: (1) monetary assets and liabilities, working capital and the U.S. denominated portion of the Senior Secured Term Loan, (2) revenues and expenses, and (3) the self-sustaining operations including the Senior Subordinated Notes.

	Three months ended March 31,
	2006	2005

Year-to-date average U.S. exchange rates	1.1547	1.2233
Closing U.S. exchange rates	1.1671	1.2096

The Company recorded a $0.2 million gain during the first quarter of 2006 with respect to U.S. denominated working capital items compared to a loss of approximately $28,000 for the same period in 2005. In addition, the Company recorded a $18,000 loss on the translation of the U.S. $15 million portion of the Senior Secured Term Loan arranged at the time of the Stablex acquisition which is used to offset the foreign exchange fluctuations associated with the U.S. revenues generated by Stablex.

The table illustrates the foreign exchange impact of a one-cent increase in the value of the Canadian dollar on the Company’s U.S. denominated operating results for the quarter ended March 31, 2006:

(In thousands of dollars)	Three months ended March 31,2006

Gross Profit	(109)
SGA costs	18
Foreign exchange on net monetary liability [1]	93
Foreign exchange on Senior Secured Term Loan	207
Earnings from operations before the undernoted	209
Depreciation and amortization of deferred charges and intangible assets	29
Net interest expense	24
Earnings before income taxes	262

1.

Assumes U.S. denominated monetary liability remains unchanged.

Depreciation

Depreciation expense in the first quarter of 2006 was $5.4 million compared to $5.1 million for the same period in 2005, an increase of $0.3 million or 5.9%. The increase is the result of depreciation related to the assets associated with the Stablex acquisition partially offset by lower depreciation expense for U.S. dollar denominated assets.

Amortization of deferred charges and intangible assets

The amortization expense for the first quarter of 2006 was $1.8 million compared to $0.2 million for the same period of 2005. The increase is the result of the amortization of the intangible assets and deferred charges associated with the acquisition of Stablex and the related financing.

Interest Expense, net of interest income

	Three months ended March 31,
(In thousands of dollars)	2006	2005

Interest expense	3,510	2,531
Interest capitalized	(1,087)	(138)
Interest income	(171)	(227)
Net interest expense	2,252	2,166

Net interest expense was $2.3 million for the first quarter of 2006 compared to $2.2 million for the same period of 2005, an increase of $0.1 million.  The increase in interest expense is primarily a result of the interest paid on the new Senior Secured Term Loan.  The increase in capitalized interest relates to the expansion of the Montreal facility.

The decrease in interest income in the first quarter of 2006 is due to lower cash balances.

Income Taxes

Total income tax expense for the first quarter of 2006 was $0.4 million on earnings before income taxes of $1.0 million, for an overall effective rate of 34.5% and compared to a statutory rate of 36.1%.

Cash taxes are expected to be approximately $3.0 million for the year, reflecting the expected increase in earnings.

Net Earnings

Net earnings for the first quarter of 2006 were $0.7 million compared to net earnings of $1.1 million for the same period of 2005 and reflecting higher earnings from the business offset by higher amortization costs.

QUARTERLY OPERATING PERFORMANCE

Selected Quarterly Financial Information

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter
(In millions of dollars, except per share amounts)	2006	2005	2005	2004	2005	2004	2005	2004

Revenue	46.9	34.8	40.8	35.2	43.4	35.1	47.5	34.3
Gross Profit	17.2	13.3	14.7	12.2	15.7	13.1	17.3	13.2
SGA	7.0	4.2	4.7	4.5	5.8	4.6	6.4	9.6
Foreign exchange losses (gains) on monetary items	(0.2)	--	--	0.3	0.2	(0.2)	(0.1)	(0.1)
Unusual items, (gains) losses	--	--	--	--	2.0	0.1	(0.3)	0.5
Depreciation, including losses on disposals	5.4	5.1	5.3	4.2	5.5	4.1	5.7	4.5
Amortization of deferred and intangible assets	1.8	0.2	0.2	0.2	1.0	0.2	1.2	0.2
Foreign exchange gain on Senior Secured Term Loan	--	--	--	--	(0.6)	--	0.1	--
Interest expense	3.5	2.5	2.5	2.7	3.0	2.7	3.6	2.5
Earnings (loss) before income taxes	1.0	1.6	2.6	1.5	(0.4)	2.9	1.6	(2.8)
Net earnings (loss)	0.7	1.1	1.7	1.2	(0.9)	1.8	(0.4)	1.9
Basic earnings (loss) per share	0.02	0.03	0.05	0.04	(0.03)	0.06	(0.01)	0.06

Cash generated from operations before non-cash working capital	7.9	6.7	7.4	5.6	7.5	6.3	8.9	3.5
Changes in non-cash operating working capital	5.4	(5.0)	2.1	(4.0)	5.6	1.7	(5.5)	7.7
Cash provided by operations	13.3	1.7	9.5	1.6	13.1	8.0	3.4	11.2

Total Assets	376.8	272.0	285.3	274.9	375.5	273.5	374.4	272.8

Review of Quarterly Trends

The Company’s revenues are generally stable period to period. For the Industrial Services Group, volumes processed by its facilities are subject to the market demand for and seasonal variations of customers’ activities, which generally peak during the summer months. For example, although the volumes processed for the Group’s refinery customers may be affected by the market demand and seasonal variations of the refineries’ products, generally peaking during the summer driving season, the revenues from these customers are largely stable year over year and are somewhat insulated through contractual minimum volume requirements. The Stablex operations are also affected by seasonality as the industrial waste streams processed include site remediation projects where activity generally peaks through the summer months and slows, as the waste materials freeze, in the winter months. Western Markets Group volumes and revenues are generally stable year over year although some products may experience seasonal fluctuations. For example, the water treatment needs of its municipal customers generally peak during the spring "run off" and summer seasons. The timing of revenues earned from Power Generation’s projects and licensing activities results in variances in the Group’s quarterly results.

For the four quarters ended March 31, 2006, revenues averaged $44.7 million per quarter while for the four quarters ended March 31, 2005, revenues averaged $34.9 million per quarter. For the four quarters ended March 31, 2006, gross profit averaged $16.2 million per quarter while for the four quarters ended March 31, 2005, gross profit averaged $13.0 million per quarter. Both revenues and gross profit for the four quarters ended March 31, 2006 are higher than the historical averages and are largely the result of the revenues and gross profit contributed by Stablex since the date of acquisition as well as from the Fort McMurray facility that began earning fess in January 2005.

The SGA for the third and fourth quarters of 2005 and the first quarter of 2006 includes SGA relating to Stablex since acquisition. The fourth quarter of 2004 includes the $4.3 million cost of the change in senior management. When the SGA is adjusted for the impact of the Stablex SGA and the cost of the change in senior management, fluctuations between quarters reflect the timing of certain costs.

The depreciation expense for 2005 reflects depreciation from the Fort McMurray facility that started with the commencement of revenue in January of 2005. The increase in depreciation expense in the third and fourth quarters of 2005 and the first quarter of 2006 reflects depreciation associated with the fair market values of the assets acquired as part of the Stablex acquisition.

The increase in amortization of deferred and intangible assets since the third quarter of 2005 reflects the amortization associated with the deferred costs and intangible assets relating to the Stablex acquisition.

Cash generated by operations is impacted by the quarterly changes in non-cash working capital that typically reflect the impact of the seasonal fluctuations in revenues and the interest accrual associated with the Senior Subordinated Notes which is paid on June 30 and December 31 of each year. Given the size of the Company and the significant planned expansion capital expenditures, it is not unusual for the Company to experience temporary fluctuations from quarter to quarter in working capital. The change in the fourth quarter of 2004 and the first quarter of 2005 was related largely to the increase in accruals relating to the costs of the change in senior management and subsequent settlement in the following quarter. The change in the third and fourth quarter of 2005 reflects the timing in settlement of working capital items largely relating to the Montreal expansion.  In the first quarter of 2006 the Company began receiving fees relating to the Montreal expansion, these were recorded as part of deferred revenues and resulted in the change in working capital.

SUPPLEMENTAL FINANCIAL INFORMATION

EBITDA is a supplemental, non-generally accepted accounting principle financial measure. EBITDA is defined as earnings before interest, taxes, depreciation, and amortization or “EBITDA.” It is used by management internally to measure the performance of the business as a whole as well as to measure the performance of the individual segments and also forms the primary basis upon which employees of the Company receive incentive compensation. EBITDA is also used by the Company as a basis to measure compliance with certain debt covenants. EBITDA is presented as supplemental information because management, through its discussions with key stakeholders of the Company including shareholders, analysts and other financial institutions, believes it is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions. Since EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), it should not be considered in isolation of, or as a substitute for net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company’s method of calculating EBITDA may differ from other companies and accordingly, the Company’s EBITDA may not be comparable to measures used by other companies. In addition, this measure does not necessarily represent funds available for discretionary use, and is not necessarily a measure of the Company’s ability to fund its cash requirements. The Company’s non-GAAP performance measure, EBITDA, has certain material limitations as follows:

♦

It does not include interest expense. Because the Company has borrowed money to finance some of its operations, interest is a necessary part of the Company’s costs and ability to generate revenue. Therefore, any measure that excludes interest has material limitations;

♦

It does not include depreciation and amortization expense. Because the Company must utilize capital assets in order to generate revenues, depreciation and amortization expense is a necessary and ongoing part of the Company’s costs. Therefore, any measure that excludes depreciation and amortization expense has material limitations;

♦

It does not include taxes. Because the payment of taxes is a necessary and ongoing part of the Company’s operations, any measure that excludes taxes has material limitations.

Management compensates for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of net earnings. Because we use EBITDA to evaluate our financial performance, we reconcile it to net earnings which is the most comparable financial measure calculated and presented in accordance to GAAP. The following is a reconciliation of EBITDA to net earnings:

Supplemental selected information:

For the three months ended March 31, 2006 (In thousands of dollars)	Industrial Services	Western Markets	Power Generation	Corporate Support	Total

Earnings (loss) before the undernoted (EBITDA)	7,533	5,565	314	(3,003)	10,407
Depreciation, including loss on disposal	4,704	588	23	52	5,367
Amortization of deferred charges and intangible assets	1,269	--	--	505	1,774
Interest expense	--	--	--	3,510	3,510
Interest capitalized	--	--	--	(1,087)	(1,087)
Interest income	--	--	--	(171)	(171)
Earnings before income taxes	1,560	4,975	291	(5,812)	1,014
Income taxes	--	--	--	350	350
Net earnings	1,560	4,975	291	(6,162)	664

For the three months ending March 31, 2005 (In thousands of dollars)	Industrial Services	Western Markets	Power Generation	Corporate Support	Total

Earnings (loss) before the undernoted (EBITDA)	6,307	5,046	160	(2,430)	9,083
Depreciation, including loss on disposal	4,304	587	186	48	5,125
Amortization of deferred charges and intangible assets	109	--	--	64	173
Interest expense	--	--	--	2,531	2,531
Interest capitalized	--	--	--	(138)	(138)
Interest income	--	--	--	(227)	(227)
Earnings before income taxes	1,894	4,459	(26)	(4,708)	1,619
Income taxes	--	--	--	535	535
Net earnings	1,894	4,459	(26)	(5,243)	1,084

EBITDA for the first quarter of 2006 was $10.4 million compared to $9.1 million for the same period of 2005. The improved results are due the contribution from Stablex, the recovery, through contractual pass-throughs, of the higher energy costs for spent acid regeneration contracts as well as the strong sales in the quarter for Western Markets’ sulphur-enhanced products and the timing of the Power Generation projects.

Corporate Support costs were $3.0 million for the first quarter of 2006 compared to $2.4 million for the same period of 2005 reflecting the foreign exchange gain on working capital items, the stock price related cost of the long term incentive plan as well as higher legal costs.

	Three months ended March 31,
(In thousands of dollars)	2006	2005

Corporate costs	3,197	2,386
Unusual items	--	16
Foreign exchange losses (gains) on working capital items	(212)	28
Foreign exchange loss on Senior Secured Term Loan	18	--
Corporate Support costs	3,003	2,430

LIQUIDITY AND CAPITAL RESOURCES

Total assets were $376.8 million at March 31, 2006 compared to $374.4 million at December 31, 2005 with the increase primarily the result of the investment in the Montreal facility expansion.

Accounts receivable decreased by $1.8 million to $26.1 million from the December 31, 2005 balance of $27.9 million. Inventories decreased by $0.9 million while prepaid expenses decreased by $1.0 million.

The net book value of property, plant, and equipment at March 31, 2006 increased to $213.2 million from the December 31, 2005 balance of $206.3 million. The increase is the result of capital additions during the first quarter of 2006 being offset by depreciation expense and the impact of foreign exchange on the U.S. dollar denominated assets, the effect of which is recorded in the foreign currency translation adjustment account that is part of shareholders’ equity on the balance sheet.

Total current liabilities decreased by approximately $2.2 million to $40.9 million from the December 31, 2005 balance of $43.1 million. The decrease is the result of timing of payments.

Total debt at the end of the first quarter of 2006 was $178.5 million, down $0.3 million from the December 31, 2005 balance of $178.8 million primarily due to monthly principle repayments on the long-term debt.

The increase in deferred revenues is primarily due the fees relating to the Montreal facility expansion that began in January of this year.

Financial Condition

	March 31,	December 31,
	2006	2005

Cash including cash held in trust (in millions of dollars)	$ 23.7	$ 23.0
Debt (in millions of dollars)	$ 178.5	$ 178.8
Net debt [1] (in millions of dollars)	$ 154.8	$ 155.8

Debt to equity	1.6x	1.7x
Net debt to gross profit [2]	2.4x	2.6x
Net debt to equity	1.4x	1.5x
Interest coverage (Gross Profit [2] to interest expense 2)	5.2x	5.3x

1.

Net debt is defined as total debt less cash and cash equivalents, including cash held in trust.

2.

Calculated for the latest twelve months.

Cash and cash equivalents excluding restricted cash at the end of March 2006 were $13.3 million compared to $12.7 million at the end of 2005, with excess cash invested in short-term, interest-bearing deposits.

Cash held in trust largely relates to restricted funds held as part of the Fort McMurray financing and was $10.3 million at the end of the first quarter of 2006, unchanged from the balance at the end of 2005.

The Company generates positive cash flows from operations that are used to meet its expansion project and its debt obligations. The positive cash flows together with the recently arranged credit agreement will be used to fund its current capital expenditures commitments and its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company’s presence in new markets and, to the extent required, the Company would seek new outside financing to fund this growth strategy.

With the financing obtained as part of the acquisitions, the financial leverage ratios may increase in the short term and will reduce with the full year contribution from these acquisitions as well as from the commencement of earnings from the Montreal expansion.

The Company has met all of its debt related covenants.

Working Capital

The Company’s working capital, excluding cash and cash equivalents and cash held in trust and the current portion of long-term debt, was negative $8.1 million at March 31, 2006 compared to negative

$6.5 million at December 31, 2005. The Company’s cash on hand and positive cash flows in conjunction with the undrawn Revolving Credit Facility provide the Company with sufficient working capital to meet its financial commitments. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The current ratio, excluding cash and cash equivalents, cash held in trust and the current portion of long-term debt was 0.79:1 in the first quarter of 2006 compared to 0.84:1 at December 31, 2005.

Share Capital Outstanding

	As at April 26, 2006	March 31, 2006	December 31, 2005

Number of common shares	32,599,898	32,599,898	32,409,898
Number of options	1,148,265	1,148,265	1,338,265

During the first quarter of 2006, the Company issued 190,000 common shares for cash proceeds of $0.9 million upon the exercise of stock options.

The Company’s share price closed at:

	As at April 26,	March 31,	December 31,	March 31,
	2006	2006	2006	2005

Closing share price	$9.00	$8.56	$7.90	$7.05

Contractual Commitments

(In thousands of dollars)	2006	2007	2008	2009	2010	Thereafter	Total

Senior Secured Term Loan [1]	--	3,584	27,916	--	--	--	31,500
Interest on loans	1,639	2,251	893	--	--	--	4,783

1.

On April 13, 2006, the Company drew $10 million from the remaining Term Loan and $21.5 million from an incremental facility under the existing credit facility with similar terms and conditions.  At April 27, 2006 the loans carried the following rates of interest:

Cdn. Prime rate loan – (5.50%) plus 175 basis points

Related Party Transactions

The Company has entered into a management services contract with its major shareholder for the supply of management and financial services. Under the agreement, the Company incurred fees of $0.1 million in the first quarter of 2006 and 2005.

In addition, certain of the Company’s Directors hold senior positions with firms that provide services to the Company. During the first quarter of 2006, $0.4 million in fees were incurred for services provided by those firms compared to $0.4 million in the first quarter of 2005.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash Flow from Operations

During the first three months of 2006, the Company generated $13.3 million in cash provided by operations compared to $1.7 million in 2005.  The increase was the result of the increased operating earnings.

Cash and cash equivalents at the end of March 31, 2006 were $13.3 million, up $0.6 million from $12.7 million at December 31, 2005. Cash on hand and cash generated from operations, along with the cash received from the issuance of capital stock, were utilized to fund the investment in the Montreal facility expansion and other capital additions.

Under the agreements with Petro-Canada and Shell Canada Products, the fees relating to the Company’s Montreal processing facility began in January of 2006 and have been recorded as deferred revenue. The expansion is expected to be substantially completed by mid-year 2006 with revenue recognition and the related earnings expected to commence in the third quarter. The remaining capital spending, largely occurring in the first half of the 2006, may cause the Company’s cash balances to temporarily decline. However, the cash flow from operations, and the fees received along with the undrawn portion Revolving Credit Facility, provide the Company with sufficient flexibility to support its financial commitments

Capital Expenditures

	Three months ended March 31,
(In thousands of dollars)	2006	2005

Expansion projects	11,492	7,785
Maintenance capital	604	551
Total capital expenditures	12,096	8,336

Capital expenditures for the first three months of 2006 include $4.0 million accrued for capital costs not yet paid.

In the first quarter of 2006, capital expenditures were $12.1 million compared to $8.3 million in 2005. The increases were largely due to spending related to the expansion of the Montreal Facility.

The Company entered into agreements with Petro-Canada and Shell Canada Products for the expansion of its Montreal facility that would increase the facility’s capacity by approximately 50%. Construction of the project is expected to be substantially completed and available for use by mid-2006. To the end of March 31, 2006, $56.1 million has been spent and has been recorded as part of facilities under construction in property, plant and equipment. An additional $10 to $15 million in capital expenditures is expected over the next several quarters.

Subsequent Event

On April 13, 2006 the Company completed the acquisition of Oxbow Industrial Services, LLC, a leading provider of in-refinery petroleum coke (“petcoke”) cutting and bulk handling services to major oil refineries in the U.S. Gulf Coast and West Coast and Venezuela, from Oxbow Carbon & Minerals LLC.  The in-refinery services business now operates under the Marsulex name.

The purchase price of the acquisition was US$27 million, or approximately $32 million Canadian, excluding transaction costs, and was funded substantially with additional advances under the Company’s existing credit facility: $10 million from the remaining Term Loan and $21.5 million from an incremental facility with similar terms and conditions as the existing credit facility.

OUTLOOK

The Company’s outlook for the year remains generally unchanged with growth coming primarily from the contribution of Stablex for the full year, and from the Montreal expansion, which is expected to contribute to earnings in the second half of 2006. The acquisition of the petroleum coke services business completed on April 13, 2006 will also contribute to the growth.

Forward-looking Statements

The foregoing may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties, and assumptions that are difficult to predict, including the impact of acquisitions, risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property. Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in Company’s filings with the securities regulatory authorities, which are available at www.sedar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

April 27, 2006	By:	/s/ Lucio Milanovich
Lucio Milanovich
Director, Finance